METALLA ANNOUNCES PRELIMINARY 2025 GEO DELIVERIES,
RECORD ANNUAL REVENUES AND CORPORATE UPDATES

(All dollar amounts are in United States dollars unless otherwise indicated)

FOR IMMEDIATE RELEASE	TSXV: MTA
February 11, 2026	NYSE AMERICAN: MTA

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (NYSE American: MTA) (TSXV: MTA) is pleased to announce preliminary and unaudited results for the year ended 2025 and to provide the following recent developments in its royalty portfolio.

PRELIMINARY 2025 RESULTS

The Company expects to recognize record revenue from royalty and stream interests, including fixed royalty payments, of $11.7 million(1), representing a 99% increase compared to the $5.9 million in revenue from 2024.

The Company expects to receive or accrue payments on 3,436 attributable Gold Equivalent Ounces ("GEOs")(1), representing a 38% increase compared to the 2,481 GEOs from 2024, for the year ended December 31, 2025.  The Company had previously provided updated guidance that it expected to meet the lower end of its annual guidance range of 3,500 to 4,500 GEOs for 2025. Attributable GEOs for the fourth quarter and year were negatively impacted by ramp-up delays and a safety incident at Endeavor Mine and below internal forecasts at Wharf Mine.

Metalla expects to release its 2026 guidance on March 26, 2026, along with its full year audited financial statements.

(1) See "Caution Regarding Pre-Released Financial Information and Non-IFRS Financial Measures" below.

ASSET UPDATES

  Copper World - Successful closing of Mitsubishi's $600 million strategic investment in Copper World, with a DFS expected in mid-2026 to support a sanction decision in 2026.
  Castle Mountain - Castle Mountain Phase 2 Permitting Record of Decision expected in December 2026.
  Taca Taca - First Quantum expects key Taca Taca milestones in H1 2026, including environmental and social impact assessment ("ESIA") and water permit approvals and filing an application under Argentina's Incentive Regime for Large Investments ("RIGI").
  Wharf - Reports of a fire at the Wharf mine crushing facility.

  Gurupi - $21 million resource expansion and development study budget for 2026; preliminary economic assessment targeted in H2 2026.
  Del Toro - Sierra Madre announced the acquisition of Del Toro with plans to restart operations in mid-2027.
  15-Mile -Prefeasibility Study outlines an average 103 Koz gold production profile over 11 years.
  Tower Mountain – Inaugural Indicated Mineral Resource estimate of 514 Koz with 34.5Mt averaging 0.46 g/t gold and Inferred Mineral Resource Estimate of 3.05 Moz with 221.1Mt averaging 0.45 g/t gold, with a Scoping Study expected in 2027.

Copper World

Metalla holds a 0.315% net smelter returns ("NSR") royalty on Hudbay Mineral Inc.'s ("Hudbay") Copper World project ("Copper World") in Arizona, United States of America.

On January 12, 2026, Hudbay announced the closing of a strategic investment from Mitsubishi Corporation for a 30% joint venture ownership interest in Copper World LLC, the entity that holds the Copper World project, for $420 million paid at closing. Hudbay intends to use proceeds to fund the remaining Definitive Feasibility Study ("DFS") costs and initial project development costs for Copper World. Mitsubishi will contribute an additional $180 million within 18 months and contribute its pro-rata share of future equity capital contributions to build the Copper World mine.

Hudbay notes that Feasibility activities for Copper World are advancing, with the DFS expected to be completed in mid-2026, ahead of a Copper World sanction decision expected in 2026.

For more information, please view the Hudbay Minerals January 12, 2026 Press Release.

Castle Mountain

Metalla holds a 5.0% NSR royalty covering the South Domes area of Equinox Gold Corp.'s ("Equinox Gold") Castle Mountain Mine in California, USA ("Castle Mountain").

On January 14, 2026, Equinox Gold reported that the Castle Mountain expansion is progressing through the federal government's FAST-41 permitting program, with a Record of Decision expected in December 2026. Equinox Gold plans to advance detailed engineering and environmental studies in 2026, with an investment decision expected in the first half of 2027, subject to a positive Record of Decision and receipt of state and county permits.

For more information, please view the Equinox Gold January 14, 2026 Press Release.

Taca Taca

Metalla holds a 0.42% NSR royalty on First Quantum Minerals Ltd.'s ("First Quantum") Taca Taca copper-gold-molybdenum project ("Taca Taca") in Salta, Argentina.

On January 15, 2026, First Quantum announced that it expects to release an updated technical report for Taca Taca in the first quarter of 2026. In addition, First Quantum expects the Province of Salta to approve the ESIA and water permit applications, and to file an Argentina RIGI application in the first half of 2026.

For more information, please view the First Quantum Minerals January 15, 2026 Press Release.

Wharf

Metalla holds a 1.0% gross value royalty on the Coeur Mining, Inc.'s ("Coeur") Wharf Mine ("Wharf") in the Black Hills, South Dakota.

On November 19, 2025, several news agencies reported a fire started at the Wharf Mine crushing facility during regularly scheduled maintenance; all workers are accounted for and the fire was fully extinguished.

Gurupi

Metalla holds a 1.0% NSR royalty on the first 500 koz of production, 2.0% NSR royalty on the next 1 Moz, and 1.0% NSR royalty thereafter on G Mining Venture Corp.'s ("G Mining") Gurupi project in the State of Pará, Brazil.

On January 20, 2026, G Mining announced an exploration budget of approximately $21 million for Gurupi in 2026, focused on expanding mineral resources ahead of a Preliminary Economic Assessment expected to be released in the second half of 2026.

For more information, please view the G Mining January 20, 2026 Press Release.

Del Toro

Metalla holds a 2.0% NSR royalty interest on Sierra Madre Gold & Silver Ltd.'s ("Sierra Madre") Del Toro Silver Mine ("Del Toro") in Zacatecas, Mexico.

On December 17, 2025, Sierra Madre announced that it had entered into an agreement to acquire Del Toro from First Majestic Silver Corp. Del Toro is a fully permitted underground silver-gold-lead mine with a 3,000 tonne-per-day flotation processing circuit, which operated from 2013 to 2019.

Sierra Madre also announced on December 17, 2025, that Del Toro hosts a historical Measured and Indicated Mineral Resource estimate of 7.57 Moz silver-equivalent consisting of 592,000 tonnes at 398 g/t and an Inferred Mineral Resource estimate of 11.8 Moz silver-equivalent consisting of 1.19 million tonnes at 293 g/t.(2)

Alex Langer, Sierra Madre's President and Chief Executive Officer, commented, "Near-term, our plan for Del Toro is to advance exploration and prepare an updated resource report while our operating team focuses on completing the two-stage expansion at La Guitarra. Our initial plan is to commence the mine restart process at Del Toro in mid-2027, with production currently slated for mid-2028. If silver prices continue on their current upward trajectory, there is a possibility of restarting Del Toro within a 12-month time period."

For more information, please view the Sierra Madre December 17, 2025 Press Release.

(2) First reported by First Majestic Silver Corp. (“First Majestic”) in a technical report titled "Technical Report for the Del Toro Silver Mine, Chalchihuites, and Zacatecas, Mexico" with an effective date of December 31, 2016 prepared by Ramon Mendoza Reyes, P.Eng., Jesus M. Velador Beltran, MMSA and Andrew Hamilton, P.Geo. and last updated in First Majestic´s Annual Information Form with an effective date of December 31, 2020. As these mineral resource estimates pre-date Sierra Madre’s agreement to acquire Del Toro, Sierra Madre is treating them as "historical estimates" under NI 43-101, but they remain relevant according to Sierra Madre as the most recent mineral resource estimates for Del Toro. No more recent estimates or data are available to Sierra Madre. Sierra Madre discloses that further drilling and resource modelling would be required to upgrade or verify these historical estimates as current Mineral Resources assets and accordingly, they should be relied upon only as a historical resource estimate of First Majestic. Sierra Madre further discloses that a "Qualified Person" under NI 43-101 has not done sufficient work to classify the historical estimates as current Mineral Resources and accordingly a Qualified Person of Sierra Madre has not independently verified the Mineral Resources nor the other information contained herein, and Sierra Madre is not treating the historical estimates as current Mineral Resources (however, Sierra Madre believes David Rowe´s work is reliable).

15-Mile

Metalla holds a 1.0% NSR royalty on the St Barbara Limited's ("St Barbara") 15-Mile deposit in Nova Scotia, Canada.

On January 21, 2026, St Barbara announced the results of the 15-Mile Processing Hub Prefeasibility Study, which outlines strong economics and average production of 103 Koz of gold per year over an 11-year mine life. The study proposes a central mill and tailings facility at 15-Mile, with ore sourced exclusively from 15-Mile until Year 3 of operations, followed by the addition of ore from Cochrane Hill in Year 3 and Beaver Dam in Year 4.

St. Barbara noted that environmental baseline monitoring across the 15-Mile Processing Hub continues to advance, supporting permitting and development. In parallel, stakeholder engagement has progressed, with work underway on the Environmental and Impact Assessment through FY2027 alongside the Feasibility Study, and commissioning and production potentially as early as FY2030.

For more information, please view the St Barbara January 21, 2026 Press Release.

Tower Mountain

Metalla holds a 2.0% NSR royalty interest on Thunder Gold Corporation's ("Thunder Gold") Tower Mountain project in Ontario, Canada.

On January 26, 2026, Thunder Gold announced the results of the inaugural Mineral Resource estimate at the Tower Mountain project near Thunder Bay, Ontario, including an Indicated Mineral Resource of 514 koz with 34.5Mt averaging 0.46 g/t gold and an Inferred Mineral Resource of 3.05 Moz with 221.1Mt averaging 0.45 g/t gold.

Wes Hanson, President and CEO of Thunder Gold, stated, "As anticipated, this estimate sharpens our focus and streamlines our objectives for 2026, positioning the project for continued growth and de-risking:

• Resource conversion of Inferred resources to Measured and Indicated classification;

• Resource expansion within, and immediately adjacent to, the defined ultimate pit limit;

• Metallurgical testing to increase gold recovery and define process plant options; and

• Environmental baseline studies to benchmark site criteria.

Our objective is to deliver an updated Mineral Resource Estimate and an initial Scoping Study (Preliminary Economic Assessment) in 2027, creating a clear pathway toward accelerated project development while leveraging the property's proximity to established public infrastructure."

For more information, please view the Thunder Gold January 26, 2026 Press Release.

CORPORATE UPDATES

Metalla has awarded an aggregate of 247,375 restricted share units (the "RSUs") and granted an aggregate of 475,700 stock options (the "Options") to certain directors, officers, consultants, and employees of the Company. The RSUs and Options vest in equal installments over twelve and twenty-four months. Each vested RSU will entitle the holder to receive one common share of Metalla, and similarly each vested Option will entitle the holder to acquire one common share of Metalla for a period of five years at an exercise price to be based on the closing price of the common shares of Metalla on the TSX Venture Exchange ("TSXV") on February 12, 2026.

The Company has also, subject to stock exchange acceptance, retained Sideways Frequency LLC (“SFLLC”) to provide certain marketing services to the Company in compliance with the policies and guidelines of the TSXV, NYSE American and applicable legislation. The services will include the creation and distribution of marketing materials and overseeing progress and results from SFLLC’s services. Under the agreement, the Company will pay SFLLC $150,000 per month for the initial three-month term and the Company retains the right to renew the agreement at any point during the three-month term (on a month-to-month basis) or to terminate the agreement at any time with no penalty. Consideration payable to SFLLC is solely cash and does not include any securities of the Company. Aside from this agreement, the Company does not have any relationship with SFLLC and Mr. Wesley De Souza, CEO of SFLLC, holds no securities of the Company nor has any interest in the Company. SFLLC’s address is 1389 Center Drive, Suite 200, Park City, Utah, 84098, info@sidewaysfrequency.com.

QUALIFIED PERSON

The technical information contained in this news release has been reviewed and approved by Charles Beaudry, an independent consultant, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec. Mr. Beaudry is a qualified person as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

ABOUT METALLA

Metalla provides shareholders with leveraged gold, silver, and copper exposure by acquiring royalties and streams. Our goal is to increase share value by accumulating a diversified portfolio of royalties and streams with attractive returns. Our strong foundation of current and future cash-generating asset base, combined with an experienced team, gives Metalla a path to become one of the leading royalty companies.

For further information, please visit our website at www.metallaroyalty.com.

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

Chief Executive Officer

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, Chief Executive Officer

Phone: 604-696-0741

Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email: kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this press release.

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from registration requirements.

Caution Regarding Pre-Released Financial Information

This news release contains certain pre-released fourth quarter and full year financial information. The fourth quarter and full year financial information contained in this news release are preliminary and unaudited and represent the most current information available to the Company's management, as financial closing procedures for the three months and year ended December 31, 2025 are not yet complete. The Company's actual consolidated audited financial statements for such period will be filed with the applicable Canadian securities administrators on its profile on SEDAR at https://www.sedarplus.ca/ and the SEC on its profile on EDGAR at www.sec.gov, and may result in material changes to the financial metrics summarized in this news release as a result of the completion of normal quarter and year-end accounting procedures and adjustments, and also what one might expect to be in the final consolidated financial statements based on the financial metrics summarized in this news release. Although the Company believes the expectations reflected in this news release are based upon reasonable assumptions, the Company can give no assurance that actual results will not differ materially from these expectations. In addition, our presentation of preliminary results does not include a presentation of expenses or net income (loss), which remain subject to completion of our year-end audit procedures.

Non-IFRS Financial Measures

Metalla has included a performance measure, attributable gold equivalent ounces (GEOs), in this press release that does not have any standardized meaning prescribed by International Financial Reporting Standards ("IFRS"). The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Attributable GEOs are a non-IFRS financial measure that is composed of gold ounces attributable to the Company, calculated by taking the revenue earned by the Company in the period from payable gold, silver, copper and other metal ounces attributable to the Company divided by the average London fix price of gold for the relevant period. The Company presents attributable GEOs as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis.

Technical and Third-Party Information

Metalla has limited, if any, access to the properties on which Metalla holds a royalty, stream or other interest. Metalla is dependent on (i) the operators of the mines or properties and their qualified persons to provide technical or other information to Metalla, or (ii) publicly available information to prepare disclosure pertaining to properties and operations on the mines or properties on which Metalla holds a royalty, stream or other interest, and generally has limited or no ability to independently verify such information. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Metalla's royalty, stream or other interests. Metalla's royalty, stream or other interests can cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, resources and production of a property. Ounces are converted to grams using a multiple of 31.1035.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this press release, including any references to mineral resources or mineral reserves, was prepared in accordance with Canadian NI 43-101, which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC") applicable to U.S. domestic issuers. Accordingly, the scientific and technical information contained or referenced in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

"Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable securities legislation. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur, or be achieved. Forward-looking statements include, but are not limited to, the statements of the property owners/operators with respect to the properties on which Metalla holds a royalty; the release of the Company's 2026 GEO guidance and the timing thereof; Hudbay's intended use proceeds from the Mitsubishi Corporation's strategic investment in Copper World; Mitsubishi Corporation's future contributions to Copper World; the completion of the DFS on Copper World and the timing therefor; the sanction decision on Copper World and the timing thereof; the receipt of a positive Record of Decision for Castle Mountain and the timing thereof; the advancement of engineering and environmental studies in Castle Mountain in 2026; the expected investment decision for Castle Mountain and the timing thereof; the release of an updated technical report for Taca Taca and the timing thereof; the approval of the ESIA and water permit applications for Taca Taca and the timing thereof; the filing of an Argentina RIGI application for Taca Taca and the timing thereof; the exploration budget for Gurupi in 2026; the release of a preliminary economic assessment for Gurupi and timing thereof; the completion of Sierra Madre's acquisition of Del Toro; the average production, life of mine and ore sourcing at 15-Mile; the work on the Environmental and Impact Assessment alongside the Feasibility Study for 15-Mile; the commission and production at 15-Mile and the timing thereof; the statements from management of Sierra Madre and Thunder Gold with regards to their company's plans and expectations for Del Toro and Tower Mountain; the expectations generally of Metalla the property owners/operators and the authors of relevant technical reports and studies with respect to the mineral projects in which Metalla has an interest, including without limitation, estimates of mineral resources and mineral reserves and updates thereto, production, mine life, NPV, IRR, costs, drilling, development, permitting, water sourcing, commodity mix and prices, and the timing thereof;  future opportunities and acquisitions; future exploration, financing, development, production and other anticipated developments on the properties in which the Company has or has agreed to acquire an interest; future growth, increased share value, cash generation and returns; and Metalla having a path to becoming a leading gold and silver royalty company.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the absence of control over mining operations from which Metalla will purchase precious metals or from which it will receive stream or royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; regulatory, political or economic developments in any of the countries where properties in which Metalla holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Metalla holds a royalty or stream or other interest, including changes in the ownership and control of such operators; risks related to Metalla's two material assets, the Côté property and the Taca Taca property; risks related to general business and economic conditions; risks related to global pandemics, and the spread of other viruses or pathogens; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Metalla; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Metalla holds a royalty, stream or other interest; the volatility of the stock market; competition; future sales or issuances of debt or equity securities; use of proceeds; dividend policy and future payment of dividends; liquidity; market for securities; enforcement of civil judgments; and risks relating to Metalla potentially being a passive foreign investment company within the meaning of U.S. federal tax laws; and the other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent annual information form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR+ website at www.sedarplus.ca and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Metalla undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements.